SNIPP INTERACTIVE INC.

CERTIFICATE OF OFFICER

TO:

THE CANADIAN SECURITIES REGULATORY AUTHORITIES IN THE PROVINCES OF BRITISH COLUMBIA AND ALBERTA

RE:

ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.1(b), 2.2(1) and 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Jaisun Garcha, duly appointed Chief Financial Officer of Snipp Interactive Inc. (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument") pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)

the Corporation has arranged to have proxy-related materials for the annual general and special meeting of the Corporation to be held May 31, 2016 sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the meeting;

(b)

the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)

the Corporation is relying upon section 2.20 of the Instrument.

DATED as of April 21, 2016.

By:	"Signed"
Jaisun Garcha Chief Financial Officer